

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 13, 2015

<u>Via Facsimile</u>
Mr. John G. Sznewajs
Chief Financial Officer
Masco Corp /DE/
21001 Van Born Road
Taylor, MI 48180

> **Re:** **Masco Corp /DE/**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 13, 2015**
> **Definitive Proxy on Form 14A**
> **Filed April 2, 2015**
> **File No. 1-5794**

Dear Mr. Sznewajs:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

2014 Grants of Plan-Based Awards, page 36

1.   We note that the restricted stock awards listed under "All Other Stock Awards: Number of Shares of Stock" were awarded pursuant to an equity incentive plan. In future filings, please disclose such restricted stock awards in columns (f) through (h) of the Grants of Plan-Based Awards table, or, alternatively, please tell us why you believe the restricted stock awards should be disclosed under column (i) of the table. <u>See</u> Item 402(d)(2)(iv) of Regulation S-K and Instruction 8 to Item 402(d).

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Staff Attorneys David Korvin, at (202) 551-3236, or Erin Jaskot, at (202) 551-3442, if you have questions regarding comments and related matters. Please contact me at (202) 551-3768 with any other questions.

                                      Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Branch Chief